Exhibit 99.1

Kamada Announces its Largest Commercial Agreement; A Strategic Engagement with Kedrion for U.S. Distribution of KEDRAB® including $180 Million of Revenues Over First Four Years

●	Largest Commercial Agreement in Kamada’s History Becomes Effective in January 2024 and Includes $180 Million of Revenues to Kamada Over the First Four Years of the Eight Year Term

●	Financial Terms Reflect KEDRAB®’s Significant U.S Market Share and Continued Growth Through the Eight Year Term

●	Agreement Includes Potential Expansion of Kedrion’s Distribution of KEDRAB in Additional Territories Beyond the U.S.

●	Kamada to Host a Conference Call and Live Webcast Today at 8:30 AM ET

Rehovot, Israel, and Hoboken, NJ – December 6, 2023 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced the execution of a binding memorandum of understanding with Kedrion for the amendment and extension of the KEDRAB® U.S. distribution agreement between the parties. Within the first four years of the eight-year term, which begins in January 2024, Kedrion will purchase minimum quantities of KEDRAB with revenues to Kamada of approximately $180 million.

This agreement is the largest commercial agreement secured by Kamada to date, and its financial terms reflect the significant U.S market share of KEDRAB and continued growth through the eight-year term, as well as the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the U.S. In addition, the parties will collaborate to expand distribution of Kedrion products by Kamada in Israel.

“We are thrilled to secure this strategic agreement with Kedrion as it represents our largest commercial agreement since Kamada’s inception,” said Amir London, CEO of Kamada. “Based on Kedrion’s extensive market coverage and on-going success in marketing KEDRAB in the U.S., as well as the significant market share growth achieved to date, we are confident that the continuation of this partnership maximizes the future growth and value potential of this important product. Moreover, this agreement most effectively maximizes our U.S. business by allowing us to focus our own internal sales efforts on the commercialization of our other specialized FDA-approved IgG products, primarily in transplant centers, while Kedrion continues to promote KEDRAB in numerous hospitals and medical centers across the U.S.”

“We are excited about our extended partnership with Kamada, a significant step in our commitment to hyperimmune therapies,” said Ugo Di Francesco, CEO of Kedrion Biopharma. “This collaboration emphasizes Kedrion’s dedication to providing KEDRAB to U.S. patients, and we look forward to maximizing the success of the product and exploring opportunities for further expansion, delivering essential medical solutions where they are needed most.”

During 2022, Kamada generated approximately $16 million in revenues from sales of KEDRAB to Kedrion for distribution in the U.S. market. Kamada expects a substantial increase in sales of the product to Kedrion for full-year 2023.

Conference Call

Kamada management will host an investment community conference call today, December 6, 2023, at 8:30am Eastern Time to discuss this announcement and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13743014. The call will also be webcast live on the Internet at: https://viavid.webcasts.com/starthere.jsp?ei=1647140&tp_key=4c9e223e0b

About KEDRAB®

KEDRAB® [Rabies Immune Globulin (Human)] is a human rabies immune globulin (HRIG) indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection in persons of all ages when given immediately after contact with a rabid or possibly rabid animal. KEDRAB should be administered concurrently with a full course of rabies vaccine.

KEDRAB was approved by the FDA in August, 2017. KEDRAB is supplied in single-dose vials containing 2 mL or 10 mL of ready-to-use solution with a nominal potency of 150 IU/mL.

Important Safety Information:

●	Severe hypersensitivity reactions, including anaphylaxis, may occur with KEDRAB. IgA deficient patients with antibodies against IgA are at greater risk. Have epinephrine available immediately to treat any acute severe hypersensitivity reactions.

●	KEDRAB administration may interfere with the development of an immune response to live attenuated virus vaccines. If feasible, delay immunization with measles vaccine for 4 months, and other live attenuated virus vaccines for 3 months, after KEDRAB administration.

●	A transient rise of the various passively transferred antibodies in the patient’s blood may result in misleading positive results of serologic tests after KEDRAB administration. Passive transmission of antibodies to erythrocyte antigens, e.g., A, B, and D, may interfere with serologic tests for red cell antibodies such as the antiglobulin test (Coombs’ test).

●	KEDRAB is made from human plasma donors and may carry a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeld-Jacob disease (vCJD) agent and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent.

Please see KEDRAB full prescribing Information for complete prescribing details. You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) projected $180 million revenues from the agreement in the first four years, (2) expectation for continued growth through the eight year term, (3) potential expansion of KEDRAB distribution by Kedrion to other territories beyond the U.S., (4) potential collaboration to expend distribution of Kedrion products by Kamada in Israel, (5) confidence that the continuation of the Kedrion partnership maximizes the future growth and value potential of KEDRAB. (6) belief that this partnership maximizes Kamada’s U.S. business, and (7) anticipated substantial increase in sales of KEDRAB to Kedrion for full year 2023. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the evolving nature of the conflicts in the middle east and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continued demand for KEDRAB in the U.S. and globally, availability of sufficient raw materials required to maintain manufacturing plans, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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